BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 January 2017

Name of applicant:RELX PLC
Name of scheme:RELX Group plc 2003 SAYE Share Option Scheme
Period of return:From: 1 July 2016	To:	31 December 2016
Balance of unallotted securities under scheme(s) from previous return:	679,655

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 106,109

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 573,546

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 January 2017

Name of applicant:RELX PLC
Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme
Period of return:From: 1 July 2016	To:	31 December 2016
Balance of unallotted securities under scheme(s) from previous return:	433,349

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 352,440

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 80,909

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 January 2017

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Executive Share Option Scheme 2003
Period of return:From: 1 July 2016	To:31 December 2016
Balance of unallotted securities under scheme(s) from previous return:	2,355,603

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 166,773

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 2,188,830

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 January 2017

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Executive Share Option Scheme 2013
Period of return:From: 1 July 2016	To:31 December 2016
Balance of unallotted securities under scheme(s) from previous return:	195,982

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 2,000,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 171,411

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 2,024,571

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528